SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     9)*

TCI INTERNATIONAL, INC.
(name of issuer)

Common Stock $.01 par value per share
(Title of Class of Securities)

872293-10-5
(CUSIP Number)

Check the following box if a fee is being paid
with this statement (    ).  (A fee is not
required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 (`Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of Act (however, see the Notes).

1.  NAME OF REPORTING PERSON/S.S. OR I.R.S.
    IDENTIFICATION NO. OF ABOVE PERSON:

    John W. Ballard II Trustee under Agreement
    dated July 22, 1981 The Ballard Living
    Trust           94-6523387

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP      (a)  (    )         (b)  (    )

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION:

    California

12/31/97
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.   SOLE VOTING POWER                447,557
     (See disclaimer in Item 4)

6.   SHARED VOTING POWER

7.   SOLE DISPOSITIVE POWER           343,515

8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON    447,557

Includes 104,042 shares held in trust for John W. Ballard II by the TCI International
Inc. Stock Ownership Plan

10.  CHECK IF AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES              (  )

11.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW 9                     14.0%

12.  TYPE OF REPORTING PERSON               OO

CUSIP NO.  872293-10-5
Schedule 13G

Item 1(a): Name of Issuer:

           TCI International,Inc.

Item 1(b): Address of Issuer's Principal
           Executive Offices:

           222 Caspian Drive,
           Sunnyvale, CA 94089

Item 2(a): Name of Person Filing:

           John W. Ballard, Trustee

Item 2(b): Address of Principal Business
           Office:

           222 Caspian Drive,
           Sunnyvale, CA 94089

Item 2(c): Citizenship:

           USA

Item 2(d): CUSIP Number

           872293-10-5

Item 3: Type of Reporting Person:

         N/A

Item 4: Ownership

        The information in Items 5-11 on the
        cover page is incorporated by
        reference.  Amount shown as
        Beneficially Owned includes 104,042
        shares held in trust for John W.
        Ballard II by the TCI International
        Inc. Employee Stock Ownership Plan.

Item 5: Ownership of Five Percent or Less of a Class:

        N/A

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

        N/A

Item 7: Identification and Classification of the Subsidiary which Acquired the
        Security Being Reported on by the
        Parent Holding Company:

        N/A

Item 8: Identification and Classification of Members of the Group:

        N/A

Item 9: Notice of Dissolution of Group:

        N/A

Item 10: Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 13, 1998


Signature:     /s/  John W. Ballard II

Name and Title:
John W. Ballard II
Trustree under Agreement
dated July 22, 1981
The Ballard Living Trust